Exhibit 15.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated April 25, 2025 in the Registration Statement on Form 20-F, with respect to the consolidated statement of financial position of Founder Group Limited and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2024 and 2023 and the related consolidated statements of profit or loss and other comprehensive income/(loss), consolidated statement of changes in equity, and consolidated statement of cash flows for the year ended December 31, 2024 and 2023, and the related notes included herein.

/s/ JP Centurion & Partners PLT

JP Centurion & Partners PLT (PCAOB: 6723)

Kuala Lumpur, Malaysia

April 25, 2025